UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2025
Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant's name into English)

7 Clarges Street, 5th Floor, London, W1J 8AE United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Explanatory Note

Cool Company Ltd., a Bermuda exempted company limited by shares (the “Company”) hereby furnishes the proxy statement (the “Proxy Statement”), together with (i) the form of the U.S. proxy card for use by the Company’s shareholders (other than holders of Company common shares registered in Euronext Securities Oslo (VPS) and listed on Euronext Growth Oslo (the “Norwegian shareholders”)) and (ii) the form of the Norwegian proxy card for use by the Norwegian shareholders (the forms of proxy cards collectively, the “Proxy Documents”), in connection with the Company’s special general meeting of its shareholders to be held on January 6, 2026, at 1:00 pm (GMT) at Flemings Mayfair Hotel, Clarges Suite, 7-12 Half Moon St, London, W1J 7BH. Copies of the Proxy Statement and Proxy Documents are attached to this Form 6-K as Exhibit 99.1.

On December 17, 2025, the Company issued a press release related to the special general meeting, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to, statements regarding the proposed transactions described herein (the “Transactions”), including the expected timing of the Company’s special general meeting of its shareholders, and other non-historical statements. Any forward-looking statements contained herein are based on our historical performance and our current plans, strategies, priorities, estimates and expectations and are not a representation that such plans, estimates, or expectations will be achieved. These forward-looking statements represent our expectations as of the date of this Form 6-K. Subsequent events may cause these expectations to change, and we disclaim any obligation to update the forward-looking statements in the future, except as required by law. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from our current expectations. Important factors that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, (i) the Transactions may not be consummated within the expected timeframe in accordance with expected terms and plans, or at all; (ii) litigation relating to the Transactions could be instituted against the Company, or other parties including their respective directors, managers or officers, and the outcome of any litigation cannot be predicted; (iii) disruptions from the Transactions may harm the Company’s business, including current plans and operations; (iv) the Transactions may result in the diversion of management’s time and attention to issues relating to the Transactions; (v) the Transactions may impact the Company’s ability to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships may result from the announcement or completion of the Transactions; (vii) the announcement of the Transactions may impact availability of capital; (viii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions could affect the Company’s financial performance; (ix) restrictions under the agreements governing the Transactions may impact the Company’s ability to pursue certain business opportunities or strategic transactions during the pendency of the Transactions; (x) there will be costs in connection with the Transactions; (xi) an event, change or other circumstance could give rise to the termination of the definitive agreement governing the Transactions; (xii) competing offers or acquisition proposals may be made in response to the announcement of the Transactions; (xiii) the announcement or pendency of the Transactions may impact the Company’s common share prices and/or the Company’s operating results and cause uncertainty as to the long-term value of Company’s common shares; and (xiv) the other risks described under the captions “Item 3. Key Information — D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statement” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in our other filings with and submissions to the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of our website at https://www.coolcoltd.com/investors/sec-filings.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this Form 6-K. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

EXHIBIT LIST

Exhibit	Description
99.1	Proxy Statement and Proxy Documents for the special general meeting of the shareholders of the Company to be held on January 6, 2025 be held on January 6, 2026.
99.2	Press Release, dated December 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd. (registrant)
Date:	December 17, 2025	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer